UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39519

VITRU LIMITED

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of
Santa Catarina, 88032-005, Brazil
+55 (47) 3281-9500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No	X

VITRU LIMITED

EXHIBIT INDEX

Exhibit No.	Description

4.1	Subscription Agent Agreement entered into by Vitru Limited and American Stock Transfer & Trust Company, LLC
5.1	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the registrant, as to the validity of the common shares
5.2	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the registrant, as to the validity of the subscription rights
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2)
99.1	Vitru Announces Rights Offering.
99.2	Form of Rights Certificate.
99.3	Form of Instructions as to Use of Vitru Limited Nontransferable Subscription Rights Certificates.
99.4	Form of Letter to Shareholders Who Are Record Holders of Vitru Limited.
99.5	Form of Letter to Brokers and Other Nominee Holders of Vitru Limited.
99.6	Form of Letter to Clients of Brokers and Other Nominee Holders of Vitru Limited.
99.7	Nominee Holder Certification.
99.8	Beneficial Owner Election Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial and Investor Relations Officer

Date: October 24, 2022